UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 000-51559

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

This Report on Form 6-K is hereby incorporated by reference into (1) the Registration Statement on Form S-8 (Reg. No. 333-144240) of StealthGas Inc. filed with the Securities and Exchange Commission (“SEC”) on June 29, 2007 and the reoffer prospectus, dated June 29, 2007, contained therein, (2) the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-143804) and (3) the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-189971), and in each case to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

STEALTHGAS INC.

FORM 6-K

On August 5, 2014, StealthGas Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Global Hunter Securities, LLC, as underwriter (the “Underwriter”), pursuant to which the Company has agreed to sell an aggregate of 3,500,000 common shares of the Company, par value $0.01 per share (“Common Shares”) at an offering price of $10.00 per share for gross proceeds, before estimated expenses payable by the Company, of approximately $35.0 million. The offering is expected to close on or about August 11, 2014.

The offered shares will be issued pursuant to the Company’s shelf Registration Statement on Form F-3 (No. 333-189971), as amended (the “Registration Statement”). The Company has filed a prospectus supplement, dated August 5, 2014, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the Common Shares.

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is included as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated August 5, 2014, among StealthGas Inc., and Global Hunter Securities, LLC as Underwriter.

5.1	Opinion of Reeder & Simpson P.C. (Marshall Islands counsel to the Company), dated August 11, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2014

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer

3